[Cahill Gordon & Reindel LLP Letterhead]

(212) 701-3000

January 28, 2016

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Coca-Cola European Partners Limited
Amendment No. 1 to Registration Statement on Form F-4 (File No. 333-208556)

Ladies and Gentlemen:

On behalf of Coca-Cola European Partners Limited (“Orange”), we submit this letter in response to the comments and requests for additional information contained in the letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 11, 2016 related to the above-referenced Registration Statement on Form F-4 (the “Registration Statement”), filed on December 15, 2015.

Orange has revised the Registration Statement in response to the Comment Letter and is concurrently filing via EDGAR an amended registration statement on Form F-4 (the “Amended Registration Statement”) that reflects these revisions and generally updates the information contained therein.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is Orange’s response. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Amended Registration Statement. All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement.

We are available at your convenience to discuss any comments or questions. Thank you in advance for your consideration.

Coca-Cola European Partners Limited

January 28, 2016

Unaudited Financial Projections…, page 75

1.	We note the statements on page 76 restricting reliance on the financial projections by investors, including the statement that the financial projections should not be relied upon, should not be regarded as a representation and that no entity warrants or has warranted their accuracy or reliability. While it may be acceptable to include qualifying language explaining the assumptions and estimates that form the basis for projections, and subsequent changes to such assumptions, it is inappropriate to tell shareholders not to rely on the disclosure. Please revise.

Response

In response to the Staff’s comment, Orange has deleted the sentences on page 76 restricting reliance on the financial projections by investors, and the statements that the financial projections should not be relied upon, should not be regarded as a representation and that no entity warrants or has warranted their accuracy or reliability.

The Master Agreement

Net Financial Position, page 103

2.	The disclosure on page 103 appears to indicate that the purchase prices for Black and Olive could change from that reflected in the pro forma financial information included on pages 168 through 184 of the filing as a result of changes in the working capital of Black and Olive. Please revise the notes to the pro forma financial information to describe how the purchases prices for Black and Olive could be subject to change as a result of these working capital provisions of the Master Agreement. Refer to the guidance outlined in Rule 11-02(b)(8) of Regulation S-X.

Response:

In response to the Staff’s comment, Orange has revised the notes to the pro forma financial information on pages 167 and 177 to describe the adjustment to the equity allocation percentages of Olive HoldCo, Red and CCE Shareholders based upon their respective closing net financial position (which includes calculations of working capital). These descriptions, as modified, contain a cross-reference to the discussion of the adjustment mechanism in the section summarizing the Master Agreement.

Selected Historical Consolidated Financial Information of CCE, page 126

3.	If the financial information for the nine month periods ended October 3, 2015 and September 26, 2014 presented for CCE are unaudited, please label them accordingly. Also label the information as unaudited for Olive and Black on pages 128 and 129, as applicable.

Response:

In response to the Staff’s comment, Orange has revised its disclosure on pages 125, 127 and 128 to label the financial information as suggested.

Unaudited Pro Forma Condensed Combined Financial Information of Orange, page 163

4.	You disclose on page 163 that upon completing the transaction, the basis of accounting for Orange will be IFRS as adopted by the European Union. However, on page 13 you disclose that

Coca-Cola European Partners Limited

January 28, 2016

Orange will prepare its consolidated financial statements in accordance with IFRS as adopted by the IASB. Please clarify on page 163 whether you will use IFRS as adopted by the European Union or as adopted by the IASB for US reporting purposes. If you will use IFRS as adopted by the European Union for all reporting purposes, please revise the notes to the pro forma financial information to disclose any differences between IFRS as adopted by the European Union and IFRS as published by the IASB that are expected to exist with respect to Orange financial statements following the transactions. Alternatively you may disclose these standards are substantially similar. See SEC Release 33-8567.

Response:

In response to the Staff’s comment, Orange has revised the disclosure on pages 162 and 169 to reflect that for purposes of U.S. reporting, Orange will prepare its financial statements in accordance with IFRS as adopted by the IASB and that, to comply with applicable European Union regulations (applicable as a result of the incorporation of Orange in the UK, and the listing of its shares on exchanges within the European Union), Orange will prepare financial statements in accordance with IFRS as adopted by the European Union. There are no substantial differences between these two bases of accounting.

Notes to Unaudited Pro Forma Condensed Combined Financial Information of Orange, page 168

Note 3—Reconciliation of Olive IFRS to US GAAP Presentation, page 171

5.	It is not clear from the disclosure on pages 172 and 173 how the reclassification adjustments to present Olive’s IFRS operating results in accordance with CCE’s US GAAP presentation were determined for either period presented. For example, it is not clear how Olive’s IFRS (as reported) results were reclassified to arrive at the “Reclassified Olive IFRS” amounts for cost of sales and selling, delivery and administrative expenses. Please revise to include footnote disclosures explaining how these reclassified amounts were determined.

Response:

In response to the Staff’s comment, Orange has revised the relevant disclosure on page 173 to address the reclassification between cost of sales and selling, delivery and administrative expenses.

Note 5—Accounting Policies and Reclassifications, page 176

6.	We note on page 217 that you disclose Black records bottle deposits charged to customers as revenue. Please tell us if this is consistent with CCE’s accounting policy for bottle deposits. If it is not consistent, please tell us the amount of deposits Black recognized as revenue in each of the periods presented and indicate whether it will be recorded as a pro forma adjustment in the amended filing.

Response:

In response to the Staff’s comment, Orange has revised the relevant disclosure on page 218. Orange advises the Staff that Black records bottle deposits as a refund obligation, which is consistent with CCE’s accounting policy for bottle deposits.

Coca-Cola European Partners Limited

January 28, 2016

Note 7—Preliminary Pro Forma Adjustments, page 178

7.	(E) Franchise license intangible assets- Given the significance of the fair value adjustments recognized for the estimated preliminary fair value of the franchise license intangibles acquired, please explain in the notes to the financial statements the method(s) and significant assumptions that were used to estimate the fair values of these intangible assets. Also, please explain your basis for your conclusion that the identifiable intangible assets of both Olive and Black have indefinite lives as disclosed on page 182. It is unclear why these intangibles would have indefinite lives when the disclosure on page 207 indicates that Olive’s bottling rights include stated expiration dates and the disclosure on page 214 indicates that Black’s product bottling and distribution agreement has a 10-year term extending through August 31, 2017 and contains the right for Black to request a 10-year renewal.

Response:

In response to the Staff’s comment, Orange has revised the relevant disclosure on page 180 to explain the method and significant assumptions used to estimate the fair value of the franchise license intangible assets and its basis for concluding that these intangible assets have indefinite lives.

In addition, in response to the Staff’s comment, Orange respectfully advises the Staff that it evaluated the contractual provisions of the bottling agreements, the mutually beneficial relationship with TCCC and history of renewals in determining that the franchise license intangible asset has an indefinite life. Although these bottling agreements have a maturity date (with a renewal period) and contain no automatic right of renewal, Orange believes that the interdependent relationships with TCCC and the substantial cost and disruption to TCCC that would be caused by non-renewal ensure that these agreements will continue to be renewed and therefore may be treated by Orange as perpetual. None of CCE, Olive or Black has ever had a bottling agreement terminated due to non-performance of the terms of the agreement or due to a decision by TCCC to terminate an agreement at the expiration of a term.

8.	The disclosures included on pages F-102 and F-103 of Black’s financial statements indicate that a significant portion of its revenues and receivables are due to sales to a limited number of customers. Given this factor, please explain why you do not believe you will be required to recognize any definitive lived intangible assets such as customer relationship intangibles in connection with the Black merger transaction.

Coca-Cola European Partners Limited

January 28, 2016

Response:

Orange acknowledges the Staff’s comment and advises that it anticipates that after the Completion, Orange will be able to quantify any related values to the customer relationships acquired. It is recognized that, until the Completion, CCE, Olive and Black are restricted in their ability to share competitively sensitive information with each other. Based on the magnitude of the other more significant assets acquired, such as the tangible assets and the franchise license intangible assets, Orange does not expect the value of customer relationships to be significant to the overall consideration. For purposes of the Registration Statement, the preliminary valuation procedures were focused primarily on the assets that were expected to comprise the largest portion of value and for which Orange had adequate information available to calculate a reasonable preliminary fair value estimate.

In response to the Staff’s comment, Orange has revised the disclosure on page 180 to clarify that for purposes of the pro forma financial information, it was assumed that the current book value of customer relationships for Black approximates fair value, and Orange has also disclosed a sensitivity analysis of the potential impact to amortization expense for each $10 million increase in the value of the customer relationships acquired.

9.	(J) Debt—The disclosure on page 181 indicates that Black’s existing current portion of debt of $403 million will be repaid using a combination of Black’s existing cash on hand and a capital contribution from TCCC prior to the completion of the transactions. As footnote (A) indicates that $131 million is being repaid with cash on hand, please revise the notes to the pro forma financial information to disclose the amount of the capital contribution that will be received from TCCC to repay Black’s debt and explain where the related pro forma adjustment has been included in the pro forma balance sheet.

Response:

In response to the Staff’s comment, Orange has revised the relevant disclosure on pages 181 and 182.

10.	(L) Shareholders’ equity—Based on the disclosures provided on page 181, it is unclear how you calculated the adjustments to common stock and ordinary shares for the shares to be issued to Olive of $92 and for the shares to be issued to Black of $48. Please provide us with your computations of these components of the pro forma adjustment to common shares as part of your response.

Response:

Orange acknowledges the Staff’s comment and in response to the Staff’s comments, Orange has revised the disclosure on pages 182 and 183.

Orange advises the Staff that the computation of the adjustment to common stock and ordinary shares for the shares issued for Olive and Black is as follows:

Common stock from Combination for Olive (165,059,809 shares of Orange Shares issued at nominal value of €0.01)	2
Common stock from Combination for Black (87,384,604 shares of Orange Shares issued at nominal value of €0.01)	1
Less: Olive historical common stock	(1,706)
Less: Black historical common stock	(190)

Pro forma adjustment to common stock and ordinary shares	$(1,893)

Coca-Cola European Partners Limited

January 28, 2016

The total shares issued for Olive and Black of 165 million shares and 87 million shares, respectively, as disclosed in Note 6 to the unaudited pro forma financial statements, is multiplied by the nominal value of €0.01 and converted to U.S. Dollars using the exchange spot rate as of October 2, 2015 of 1.1168. As such, the value of the common stock issued for Olive and Black equals approximately $2 million and $1 million, respectively.

11.	(L) Shareholders’ equity—Based on the number of CCE shares outstanding at October 2, 2015 as reflected in this entity’s quarterly report on Form 10-Q for the period then ended of approximately 227 million shares, and the cash consideration per share to be paid to the CCE shareholders of $14.50 per share, it is not clear how the adjustment to APIC for the cash consideration to be paid to the CCE shareholders of $(3,330) was determined. Please revise footnote (L) to explain in further detail how this component of the pro forma adjustment to APIC was determined. Also, please explain why the amount of this adjustment to APIC does not agree to the adjustment for the cash consideration paid to CCE Shareholders of $(3,291) as reflected in footnote (A) on page 178.

Response:

In response to the Staff’s comment, Orange has revised the disclosure on pages 182 and 183 to clarify the components of the APIC adjustment of $3,330 million.

Orange advises the Staff that the adjustment to APIC of $3,330 million consists of two components, which are (1) $3,291 million representing the cash payment of $14.50 to CCE Shareholders of CCE Common Stock that is payable at the Completion (calculated by multiplying the CCE Common Stock of 227 million shares by $14.50, which is reflected in the cash adjustment in footnote (A) of Note 7 to the unaudited pro forma financial statements) and (2) $39 million representing a credit of $14.50 for each Restricted Stock Unit, Deferred Stock Unit and Performance Stock Unit (“CCE Stock Units”) to the account holders of the CCE Stock Units (calculated by multiplying the CCE Stock Units of 2.7 million units by $14.50). Each CCE Stock Unit will be replaced upon the effective time of the Combination with one Orange Stock Unit. As the cash credit is subject to the same terms, vesting conditions and other conditions as were applicable to the CCE Stock Units, the credit has been recognized as a liability, and $18 million of the total is classified as current, representing the CCE Stock Units that are expected to vest within one year as described in footnote (I) in Note 7 to the unaudited pro forma financial statements. The remaining $21 million is classified as noncurrent for the CCE Stock Units that are expected to vest beyond one year, as described in footnote (K) in Note 7 to the unaudited pro forma financial statements.

Coca-Cola European Partners Limited

January 28, 2016

(q) Basic and diluted earnings per share, page 184

12.	In your computation of the pro forma adjustment to shares issued and outstanding for purposes of basic and diluted earnings per share, you include an adjustment for both the Orange Shares to be issued and outstanding to CCE and for the existing shares of CCE common stock outstanding each period. Given that one Orange share is being issued for each CCE common share in connection with the merger, it is not clear why the amounts referenced above are not the same for all periods presented. Please explain how you determined the number of Orange shares to be issued and outstanding to CCE for purposes of your basic and diluted earnings per share computations for all periods presented.

Response:

In response to the Staff’s comment, Orange has revised the disclosure on page 185. Orange also advises the Staff that the Orange shares expected to be issued and outstanding to CCE represent 228 million outstanding shares for basic earnings per share and an additional 7 million of equity awards, exercisable for ordinary shares, for diluted earnings per share as of October 2, 2015; whereas the existing shares of CCE Common Stock outstanding represents the weighted average for the respective periods.

Accounting Treatment Of The Merger, page 193

13.	You disclose on page 193, that for purposes of the proxy statement/prospectus, the Combination has been accounted for using the acquisition method of accounting for business combinations under U.S. GAAP with CCE treated as the accounting acquirer. Please revise Note 1 to the pro forma information on page 168 to disclose that CCE will be treated as the accounting acquirer and to explain your basis for treating CCE as the accounting acquirer. Refer to the guidance outlined in ASC 805-10-25-4 and 805-10-25 and 805-10-55-10 through 805-10-55-15.

Response:

In response to the Staff’s comment, Orange advises that it considered the guidance outlined in ASC 805-10-25-4 and 805-10-25-5 and 805-10-55-10 through 805-10-55-15 in determining CCE to be the accounting acquirer. Orange has revised the relevant disclosure on pages 167 and 168.

Coca-Cola European Partners Limited

January 28, 2016

Certain U.S. Tax Consequences…, page 196

14.	Investors are entitled to rely upon your disclosure regarding the material tax consequences of the transaction, therefore, please remove the disclaimer in the second paragraph that the discussion does not constitute tax advice.

Response:

In response to the Staff’s comment, Orange has revised the relevant disclosure on pages xiv and 197 to remove the disclaimer.

U.S. Federal Income Tax consequences of the Merger to CCE Shareholders, page 200

15.	We note your statement that “[t]he Merger is intended to qualify as a “reorganization” within the meaning of section 368(a) of the Code….” Please revise the disclosure in this section to clearly state the opinion of counsel as to the federal income tax consequences of the merger to the CCE shareholders.

Response:

Orange acknowledges the Staff’s comment and has revised the relevant disclosure on page 201.

The Business of Olive, page 207

16.	Please clarify in the Introduction section that the 131 million size of the consumer market for Olive includes 74 million tourists.

Response:

In response to the Staff’s comment, Orange has made the suggested clarification on pages 1 and 208.

Board of Directors of Orange, page 220

17.	Please provide required disclosure under Item 18(a)(7) of Form F-4 for Isabela Perez Nivela as she appears to be a director of Orange, or advise.

Response:

Orange respectfully informs the Staff that the disclosure under Item 18(a)(7) of Form F-4 was not included on the basis that Isabela Pérez Nivela will not serve as a director or an executive officer of Orange following the Completion.

Executive Compensation, page 231

18.	Please provide updated compensation disclosure for the last full financial year as required by Item 6.B of Form 20-F.

Response:

Coca-Cola European Partners Limited

January 28, 2016

In response to the Staff’s comment, language has been added to pages 231 and 232 to clarify that Orange has no employees and has not and will not pay any compensation prior to the Completion. Certain officers of CCE will become officers of Orange upon the Completion; however, these officers will not receive any compensation from Orange for their services to Orange prior to the Completion. CCE’s compensation disclosure for the financial year ended December 31, 2015 is being prepared and will be incorporated by reference in a future amendment to the Registration Statement prior to the effective date of the Registration Statement. At such time, the language on pages 233 and 234 will be updated.

Legal Matters, page 259

19.	Please add disclosure that the material U.S. Federal Income Tax consequences of the merger have been passed upon by Sutherland Asbill & Brennan LLP

Response:

In response to the Staff’s comment, Orange has revised the relevant disclosure on page 260.

Financial Statements

Coca-Cola Iberian Partners, S.A. and Subsidiaries, Condensed Interim Consolidated Financial Statements for the nine months period ended September 30, 2015, page F-2

20.	On page F-3 the financial statements for the year ended December 31, 2014 have been labeled as unaudited. On page F-20 the independent auditor’s report indicates the period has been audited. Please explain the discrepancy or revise and remove the label as unaudited on page F-3.

Response:

Orange acknowledges to the Staff that the consolidated financial statements of Olive as of and for the years ended December 31, 2014 and 2013 and notes thereto shown on pages F-21 to F-74 have been audited as indicated in the independent auditor’ s report on page F-20. In response to the Staff’s comments, Orange has revised the relevant disclosure on page F-3 to F-7.

21.	Please confirm whether the 2013 financial statements represents either a twelve or seven month period. If the 2013 fiscal period is less than a twelve month fiscal year please revise the audit report to clearly describe the period of time presented as the year ended 2013. Also revise any instances in the financial statements and the rest of the document where 2013 may be referred to as a full fiscal year.

Response:

Coca-Cola European Partners Limited

January 28, 2016

Orange advises the Staff that the 2013 financial statements represent a twelve-month period, but operations of Olive commenced on June 1, 2013. Further, Orange acknowledges, as the Staff has noted, there are several instances in the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Olive (“Olive MD&A”) (shown in pages 130 to 142) where a seven-month period of operations is mentioned. In response to the Staff’s comment and in order to avoid potential confusion, Orange has revised the Olive MD&A on pages 131, 134, 135, 136, 137 and 138 to remove the reference to “seven-month period”, but has retained the disclosures in the beginning of the Selected Historical Financial Information section, on page 127, and Olive MD&A, on pages 130 and 131 explaining the seven-month period of operations.

Coca-Cola Erfrischungetranke Aktiengesellschaft, page F-93

22.	Please explain your basis for providing the unaudited 2012 statements of operations, comprehensive income, shareowners’ equity and cash flows along with the audited financial statements. Also, given that the expected purchase price for this entity as disclosed on page 177 of the F-4 appears to exceed 50% of CCE’s total assets as of the end of its most recent fiscal year, please explain how you determined that only two years of audited financial statements for this entity were required pursuant to the instructions to Form F-4 and Rule 3-05 of Regulation S-X.

Response:

Orange acknowledges the Staff’s comment and respectfully advises the Staff that in accordance with the Division of Corporation Finance Financial Reporting Manual (“FRM”) 2200.5, since (i) Black is a non-reporting entity, (ii) Orange’s shareholders are not voting on the transaction, (iii) the significance of Black under S-X 3-05 or S-X 8-04 exceeds a 20% level and (iv) the Registration Statement is not to be used for resale to the public by any person who is deemed an underwriter within the meaning of Securities Act Rule 145(c) with respect to the securities being offered, GAAP financial statements are required for the latest fiscal year and interim information as recent as would have been filed on Form 10-Q had Black been subject to the Exchange Act, except that interim information need include only cumulative year-to-date interim information of Black for the latest and comparable interim periods [Item 17(b)(5)(i) of Form F-4]. However, because the financial statements of Black for the fiscal years ended 2013 and 2012 were available, Orange included these in the Registration Statement. In addition, Orange respectfully advises the Staff that since audited GAAP financial statements of Black for the fiscal years ended 2015, 2014 and 2013 will be required for Orange’s European prospectus for purposes of listing on the European Exchanges, Orange will also include such financial statements in a future amendment to the Registration Statement prior to the effectiveness thereof.

Further, in accordance with FRM 1140.5 and 2200.7, as the Registration Statement will not be used for resale to the public, the audit requirement for the financial statements only require the latest fiscal year to be audited if practicable. Prior years’ financial statements need not be audited if they were not previously audited. As the financial statements for the year ended December 31, 2012 were not previously audited, there is no audit requirement for these financial statements.

Coca-Cola European Partners Limited

January 28, 2016

Note 9. Subsequent Events, page F-122

23.	Your disclosure indicates that you reconsidered the useful lives of certain sizes of refillable bottles and crates based on plans to exit the German refillable business of certain bottle sizes during 2016 and concluded that the useful lives of these assets, which had a carrying value of $65.9 million at December 31, 2014, would be reduced. Please revise the notes to the financial statements to include the disclosures outlined in ASC 250-10-50-4 with respect to this change in estimate.

Response:

In response to the Staff’s comment, Orange has revised the relevant disclosure on page F-122. While ASC 250-10-50-4 requires the disclosure of the effect on income from continuing operations, as Black does not have any discontinued operations, Orange has only included the effect on net income as these amounts are the same.

Part II

Exhibits and Financial Statement Schedules, page II-1

24.	Your exhibit index appears to omit numerous agreements that it appears will be material to Orange following the business combination. Please tell us the basis on which you determined that you need not include such agreements as exhibits in the exhibit index. As examples, we note the material contracts disclosed in Coca-Cola Enterprises, Inc. annual report on Form 10-K filed February 12, 2015.

Response:

Orange respectfully acknowledges the Staff’s comment and has filed each exhibit that is currently available to Orange and that is required to be filed pursuant to Item 601(a) of Regulation S-K. Orange intends to file any remaining required exhibits as and when they are available in advance of the effectiveness of the Registration Statement. In addition, in response to the Staff’s comment, Orange advises the Staff that it has considered the requirements of Item 601(b) of Regulation S-K and has analyzed the agreements of Coca-Cola Enterprises, Inc., including the material contracts disclosed in Coca-Cola Enterprises, Inc. annual report on Form 10-K filed February 12, 2015, to assess whether any of these will be material to Orange following the business combination. Accordingly, Orange has updated its exhibit index in the Amended Registration Statement to include any such agreements.

Undertakings, page II-2

25.	Please include the undertaking required by Item 512(h) of Regulation S-K.

Response:

In response to the Staff’s comment, Orange has revised the relevant disclosure on page II-3 to include the undertaking required by Item 512(h) of Regulation S-K.

Signatures

Coca-Cola European Partners Limited

January 28, 2016

26.	The registration statement shall be signed by each of the officers set forth in Instruction 1 to the signature section of Form F-4. Please identify each capacity in which the registration statement is being signed and revise accordingly.

Response:

Orange respectfully informs the Staff that Orange is not an operating entity with employees. However, Isabela Pérez Nivela, the sole director of Orange, is serving as the principal executive officer, principal accounting officer and principal financial officer for purposes of the Registration Statement. Accordingly, Orange has revised page 231 and the signature block on page II-4 of the Amended Registration Statement accordingly.

Coca-Cola European Partners Limited

January 28, 2016

Each filing person acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve each filing person from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the filing person may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had time to review these responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to contact me by telephone at (212) 701-3439.

Very truly yours,
/s/ Helene R. Banks
Helene R. Banks

cc:	John R. Parker, Jr. (Coca-Cola Enterprises Inc.)
Matthew P. Salerno (Cleary Gottlieb Steen & Hamilton LLP)
Eric S. Shube (Allen & Overy LLP)